UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

IMATION CORP.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

45245A107
(CUSIP Number)

Ikuo Fukuchi, Head of Legal TDK Corporation Shibaura Renasite Tower 3-9-1 Shibaura, Minato-ku Tokyo 108-0023, Japan 81-3-6852-7101	Ken Siegel, Esq. Ivan Smallwood, Esq. Morrison & Foerster LLP 1-5-1 Marunouchi, Chiyoda-ku Tokyo 100-6529, Japan 81-3-3214-6522
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45245A107

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) TDK CORPORATION/98-0208363

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

Not applicable.

6.	Citizenship or Place of Organization

Japan

	7.	Sole Voting Power

915,000 shares

Number of	8.	Shared Voting Power
Shares
Beneficially		0 shares
Owned by Each
Reporting	9.	Sole Dispositive Power
Person With
915,000 shares

	10.	Shared Dispositive Power

0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

915,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

Not applicable.

13.	Percent of Class Represented by Amount in Row (11)

2.6%

14.	Type of Reporting Person (See Instructions)

CO

CUSIP No.	45245A107

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) TDK U.S.A. CORPORATION/95-3304247

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

Not applicable.

6.	Citizenship or Place of Organization

New York, USA

	7.	Sole Voting Power

0 shares

Number of	8.	Shared Voting Power
Shares
Beneficially		0 shares
Owned by Each
Reporting	9.	Sole Dispositive Power
Person With
0 shares

	10.	Shared Dispositive Power

0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

915,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

Not applicable.

13.	Percent of Class Represented by Amount in Row (11)

2.6%

14.	Type of Reporting Person (See Instructions)

CO

CUSIP No.	45245A107

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) TDK EUROPE S.A./00-0000000

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

Not applicable.

6.	Citizenship or Place of Organization

LUXEMBOURG

	7.	Sole Voting Power

0 shares

Number of	8.	Shared Voting Power
Shares
Beneficially		0 shares
Owned by Each
Reporting	9.	Sole Dispositive Power
Person With
0 shares

	10.	Shared Dispositive Power

0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

915,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

Not applicable.

13.	Percent of Class Represented by Amount in Row (11)

2.6%

14.	Type of Reporting Person (See Instructions)

CO

CUSIP No.	45245A107

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) TDK HONGKONG COMPANY LIMITED/00-0000000

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

Not applicable.

6.	Citizenship or Place of Organization

HONG KONG

	7.	Sole Voting Power

0 shares

Number of	8.	Shared Voting Power
Shares
Beneficially		0 shares
Owned by Each
Reporting	9.	Sole Dispositive Power
Person With
0 shares

	10.	Shared Dispositive Power

0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

915,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

Not applicable.

13.	Percent of Class Represented by Amount in Row (11)

2.6%

14.	Type of Reporting Person (See Instructions)

CO

CUSIP No.	45245A107

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) TDK SINGAPORE (PRIVATE) LIMITED/00-0000000

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

Not applicable.

6.	Citizenship or Place of Organization

SINGAPORE

	7.	Sole Voting Power

0 shares

Number of	8.	Shared Voting Power
Shares
Beneficially		0 shares
Owned by Each
Reporting	9.	Sole Dispositive Power
Person With
0 shares

	10.	Shared Dispositive Power

0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

915,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

Not applicable.

13.	Percent of Class Represented by Amount in Row (11)

2.6%

14.	Type of Reporting Person (See Instructions)

CO

Because of activities that have been undertaken or may be undertaken by the Reporting Persons, the Reporting Persons may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”). Notwithstanding the foregoing, the filing of this Schedule 13D should not be deemed an admission that the Reporting Persons comprise a group within the meaning of Section 13(d)(3) of the Exchange Act. Information with respect to each person filing this statement is given solely by such person and no person has responsibility for the accuracy or completeness of the information supplied by another person.

Introduction

This amendment No. 3 (this “Amendment”) relates to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on August 10, 2007, as amended on December 6, 2007 and September 30, 2015 (the “Schedule 13D”), with respect to the common stock, $0.01 par value per share of Imation Corp. (“Imation”), a Delaware corporation.

This Amendment is being filed to report the transfer of 6,675,764 shares of Imation common stock by TDK Corporation (“TDK”) to Imation pursuant to the Agreement (the “Agreement”), dated as of September 28, 2015, by and between Imation and TDK, which was filed with the Securities and Exchange Commission on September 30, 2015 as Exhibit 4 to the Schedule 13D.

The descriptions of the transactions and the agreements set forth in this Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, including the Agreement, each of which are incorporated by reference into this Schedule 13D as exhibits pursuant to Item 7 hereof.

This Amendment amends the Schedule 13D only with respect to the Items included herein. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 is hereby amended by the addition of the following:

In connection with the completion of the Share Transfer, TDK’s right to nominate a representative to serve on the Imation board of directors has terminated.

Item 5.  Interest in Securities of the Issuer

The second and third sentences of Item 5 are hereby amended and restated in their entirety as follows:

Upon completion of the Share Transfer on October 29, 2015, subject to the later determination of any adjustment as described in the Schedule 13D, TDK has sole dispositive and voting power over 915,000 shares of Imation common stock held directly by TDK, or approximately 2.6% of the shares of Imation common stock outstanding (as adjusted for the Share Transfer).

Signature

After reasonable inquiry and to the best of my knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement on Schedule 13D with respect to the undersigned is true, complete and correct.

Dated: October 30, 2015

TDK Corporation
a corporation organized under the laws of Japan

By:	/s/ Takehiro Kamigama
Name:	Takehiro Kamigama
Title :	President & CEO

TDK U.S.A. Corporation
a corporation organized under the laws of New York

By:	/s/ Francis J. Sweeney Jr.
Name:	Francis J. Sweeney Jr.
Title:	President & CEO

TDK Europe S.A.
a corporation organized under the laws of Luxembourg

By:	/s/ Tetsuji Yamanishi
Name:	Tetsuji Yamanishi
Title:	President

TDK Hongkong Company Limited
a corporation organized under the laws of Hong Kong

By:	/s/ Motoi Kumagai
Name:	Motoi Kumagai
Title:	President & CEO

TDK SINGAPORE (PRIVATE) LIMITED
a corporation organized under the laws of Singapore

By:	/s/ Kiyoshi Takimura
Name:	Kiyoshi Takimura
Title:	Managing Director

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)